SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 000-16665

(Check One)

☒  Form 10-K and Form 10-KSB    ☐Form 11-K     ☐Form 20-F     ☐Form 10-Q and Form 10-QSB     ☐Form N-SAR

For period ended December 31, 2011

☐   Transition Report on Form 10-K and Form 10-KSB

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q and Form 10-QSB

☐   Transition Report on Form N-SAR

For the transition period ended N/A________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant    Scores Holdings Company, Inc.

Address of principal executive office 533-535 West 27th St.

City, State and Zip Code    New York, NY 10001

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, –SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Report on Form 10-K for the period ended December 31, 2010 (the “Report”) by the prescribed date of March 31, 2011 without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Adam S. Gottbetter, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☐Yes ☒ No

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The Registrant has not yet filed its periodic report on Form 10-Q for the three and nine month periods ended September 30, 2011 and 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Preliminarily, unaudited estimates of certain key indicators show material differences from the period ended December 31, 2010 to the period ended December 31, 2011 (all 2011 numbers are approximate).

Current assets increased by more than 9.00% from $118,000 to $129,000.  Current liabilities increased by 18.00% from $825,000 to $977,000.  Net income was approximately $232,000 for the year ended December 31, 2011, versus a net loss of $651,000 for the year ended December 31, 2010.  Royalty revenues, which are the Company’s primary source of funds, increased 22.00% from $514,155 to $629,251 from 2010 to 2011. During the fourth quarter of 2011 there was also a one-time gain as the result of a settlement of a litigation matter.

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Scores Holding Company, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 2, 2012

By:	/s/ Howard Rosenbluth
Name:	Howard Rosenbluth
Title:	Acting Chief Executive Officer and Chief Financial Officer

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